03014242

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 50317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunstate Equity Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10008 North Dale Mabry Highway Suite 204
(No. and Street)

Tampa (City) Florida (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kelly 813-961-4649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.E. Owens & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2731 Silver Star Road (Address) Orlando (City) Florida (State) 32808 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
MAR 20 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/19

OATH OR AFFIRMATION

I, Jim Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstate Equity Trading, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA NOTARY PUBLIC
TRUDY D. RANCE
My Comm Exp. 7/14/2003
No. CC 854736
[X] Personally Known [ ] Other I.D.

Signature

Pres

Title

Trudy D. Rance

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTATE EQUITY TRADING, INC.

Financial Statements
and
Independent Auditor's Report
December 31, 2002

Table of Contents

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Sunstate Equity Trading, Inc
Tampa, Florida

We have audited the accompanying balance sheet of Sunstate Equity Trading, Inc., as of December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sunstate Equity Trading, Inc at December 31, 2002 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. E. Owens & Company, P.A.

Orlando, Florida
February 14, 2003

Members of AICPA and FICPA

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

SUNSTATE EQUITY TRADING, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash	$ 472,421
Deposits with correspondent clearing broker	3,557
Receivable from correspondent clearing broker	47,480
Commissions receivable	39,189
Securities owned, at market value	268,450
Property and equipment, at cost, net of accumulated depreciation of $13,096	8,633
Other assets	11,050
TOTAL ASSETS	$ 850,780

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 16,546
Commissions payable	15,433
Payable to correspondent clearing broker	37,081
Securities sold, not yet purchased, at market value	63,458
TOTAL LIABILITIES	132,518

STOCKHOLDER'S EQUITY

Common stock, $0.00 par value, $1.00 stated value, 1,000 shares authorize, issued and outstanding	1,000
Additional paid in capital	141,600
Retained earnings	575,662
TOTAL STOCKHOLDER'S EQUITY	718,262
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 850,780

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 1,405,329
Trading gains	91,244
Interest and dividend income	6,933
TOTAL REVENUES	1,503,506
EXPENSES	
Employee compensation & benefits	607,421
Clearing fees	492,789
Communications and data processing	110,344
Occupancy	17,297
Interest	1,192
Depreciation	3,757
Other expenses	160,807
TOTAL EXPENSES	1,393,607
NET INCOME	$ 109,899

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTALS
BALANCE, DECEMBER 31, 2001	1,000	$ 1,000	$ 141,600	$ 821,858	$ 964,458
Add: Net Income For The Year				109,899	109,899
Less: Distributions To Stockkholder				(356,095)	(356,095)
BALANCE, DECEMBER 31, 2002	1,000	$ 1,000	$ 141,600	$ 575,662	$ 718,262

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 109,899
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	3,757
Decrease (increase) in assets:	
Deposit with correspondent clearing broker	23,230
Receivable from correspondent clearing broker	(42,717)
Commissions receivable	92,421
Securities owned, at market value	(88,348)
Other assets	(2,500)
Due from stockholder	356,095
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(30,961)
Commissions payable	(65,250)
Payable to correspondent clearing broker	37,081
Other payables	(18,234)
Securities sold, not yet purchased	7,018
Net cash provided (used) by operating activities	381,491
CASH FLOWS FROM FINANCING ACTIVITIES	
None	----
Net cash provided (used) in financing activities	----
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions to stockholder	(356,095)
Net cash provided (used) in investing activities	(356,095)
NET INCREASE IN CASH	25,396
CASH, BEGINNING OF PERIOD	447,025
CASH, END OF PERIOD	$ 472,421

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sunstate Equity Trading, Inc., (the "Company") a Florida corporation in 1997, is an online discount broker that provides unsolicited market access in offices throughout the country. The Company clears securities transactions through a correspondent broker on a fully disclosed basis. The correspondent broker performs all operations for the securities transactions and pays the Company a commission. The Company provides services in numerous states; however, the majority of the services are performed in Florida.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on the settlement date and are stated at market value. The change in unrealized gains or losses on these securities is added or charged to earnings.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided using the Modified Accelerated Cost Recovery System (MACRS). The results, obtained from the use of these methods, do not differ materially from the depreciation methods required by generally accepted accounting principles.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the Company's books and records, and any resulting gain or loss is recognized in income for the period.

The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Income Taxes

The Company elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net Capital Requirements

Pursuant to the capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The minimum net capital requirement for the current year is $100,000. The net capital rules may effectively restrict distributions and repayment of subordinated loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Advertising Costs

The Company expenses the costs of advertising the first time the advertising takes place.

NOTE B – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Money Market funds	$ 253,007	$ ---
Corporate stocks	15,443	63,458
Total	$ 268,450	$ 63,458

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002, consists of the following:

Furniture	$ 2,900
Equipment	18,829
Less: accumulated depreciation	(13,096)
	$ 8,633

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease. The lease which began in November 1999, was renewed effective November 1, 2002 for an additional three year term that expires on October 31, 2005. Future minimum lease payments required under the lease are, as follows:

Fiscal Year Ended December 31,	Amount
2003	$ 14,813
2004	15,273
2005	13,048
	$ 43,134

NOTE E – CONCENTRATION OF CREDIT RISK

The Company maintains is cash balances at Bank of America, N.A. The accounts at this institution are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2002, the Company's cash balances exceeded the federal depository insurance limit by $372,421.

SUNSTATE EQUITY TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 718,262
Nonallowable assets	(19,683)
Haircuts on securities owned and securities sold not yet purchased	(14,579)
NET CAPITAL	$ 684,000
AGGREGATE INDEBTEDNESS	
Liabilities	$ 69,060
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	$ 4,604
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 584,000
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.10 to 1.00

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
RECONCILATION OF NET CAPITAL PURSUANT TO RULE 17a5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2002

RECONCILATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported on the Company's Part II (unaudited) FOCUS report:	$ 684,001
Rounding Difference	(1)
Net capital	$ 684,000

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sunstate Equity Trading, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of Sunstate Equity Trading, Inc. for the year ended December 31, 2002 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

The Board of Directors
Sunstate Equity Trading, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

* * * * *

This report is intended for the use of management of Sunstate Equity Trading, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

J. E. Evans & Company, P.A.

Orlando, Florida
February 14, 2003